PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1997)

              4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                          MCKESSON FINANCING TRUST
                 5% TRUST CONVERTIBLE PREFERRED SECURITIES
        (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
               GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                            MCKESSON CORPORATION


      This Prospectus Supplement supplements and amends the Prospectus dated June 18, 1997 (the "Prospectus") relating to the 5% Trust Convertible Preferred Securities (the "Convertible Preferred Securities"), which represent preferred undivided beneficial interests in the assets of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware, and the shares of common stock, par value $.01 per share, of McKesson Corporation, a Delaware corporation ("McKesson"), issuable upon conversion of the Convertible Preferred Securities.

      On October 29, 1997, McKesson's board declared a two-for-one split of its common stock to be effected in the form of a stock dividend distributable January 2, 1998 to stockholders of record on December
1, 1997.

      McKesson and AmeriSource Health Corporation ("AmeriSource"), a leading U.S. wholesale distributor of pharmaceutical and related health care products and services, have signed a definitive merger agreement providing for McKesson to acquire AmeriSource. On March 9, 1998, the U.S. Federal Trade Commission (the "FTC") filed a complaint in the United States District Court for the District of Columbia seeking a preliminary injunction to halt the merger; a pre-trial hearing on the matter has been set for May 11, 1998. On March 18, 1998, McKesson and AmeriSource each announced that they will oppose the FTC's motion for preliminary injunction. There can be no assurance that McKesson and AmeriSource will prevail in their opposition to the FTC's request for a preliminary injunction, that the merger will be completed, or that it will be completed as contemplated or what the results of the merger might be.

      Under the terms of the merger agreement, stockholders of AmeriSource would receive a fixed exchange ratio of 0.71 shares of McKesson common stock for each share of AmeriSource common stock. McKesson would issue approximately 17.4 million new shares of common stock in the merger, and would assume the long-term debt of AmeriSource which was approximately $781.0 million at December 31, 1997. The merger of the two companies has been structured as a tax-free transaction and would be accounted for as a pooling of interests. The combined company would operate under the McKesson name and would be headquartered in San Francisco.

      Upon completion of the merger, R. David Yost, currently president and chief executive officer of AmeriSource, would become group president of the AmeriSource Services Group and a McKesson corporate vice president. Also upon completion of the merger, McKesson's board of directors would be expanded from nine to twelve members, which would include Yost and another two directors from the current AmeriSource board.

                                             (continued on next page)

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 19, 1998.



      The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended (i) by the deletion of items 1, 9, 34, 41 and 54, respectively, of that table and the substitution therefor of the following items 1, 9, 34, 41 and 54, respectively, and (ii) by the addition of items 73, 74 and 75 as follows:

                               Convertible
                               Preferred                                  Convertible Preferred
                               Securities Owned                           Securities Owned
                               Prior to Offering  Number of               After Offering
                               -----------------  Convertible Preferred   ---------------------
"Selling Holder                Number    Percent  Securities Offered      Number        Percent
---------------                ------    -------  ---------------------   ------        -------
1.  Fidelity Hastings        297,400      7.435%      297,400                  0          0.0%
    Street Trust:
    Fidelity Fund (1)

9.  Fidelity Financial        94,700      2.368%       94,700                  0          0.0%
    Trust: Fidelity
    Convertible Securi-
    ties Fund (1)

34. Fidelity Management       16,200      0.405%       16,200                  0          0.0%
    Trust Company (4)

41. Variable Insurance         9,400      0.235%        9,400                  0          0.0%
    Products Fund III:
    Growth & Income
    Portfolio (1)

54. Fidelity Advisor           3,600       0.09%        3,600                  0          0.0%
    Series I: Fidelity
    Advisor Growth &
    Income Fund (1)

73. McMahan Securities Co.    10,400       0.26%       10,400                  0          0.0%
    L.P.

74. Dreyfus Variable           3,900       0.10%        3,900                  0          0.0%
    Investment Fund, Growth
    & Income Portfolio

75. Dreyfus Growth &          26,100       0.65%       26,100                  0          0.0%
    Income Fund


    (1) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. As of March 18, 1998, funds and accounts advised by FMR beneficially owned 10,148,290 shares (approximately 10.89%) of the McKesson Common Stock issued and outstanding.

    (4) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended."

    The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKesson Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".